82 -

82-3720

03045471

September 5, 2003

Mr. Wain Iton
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

SEC 187 WASH, D.C. DEC 2 2 2003

SUPPL

Dear Mr. Iton:

Re: Jamaica Broilers Group Limited - 1st Quarter Results 2003/2004

With reference to Rule 407A of the Jamaica Stock Exchange Rules, we send you herewith two copies of the unaudited results for our First Quarter ended July 26, 2003.

The Company Secretary's report required pursuant to Rule 407A (vii) will follow shortly.

Yours truly,
Jamaica Broilers Group Ltd.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

PETER A. DePASS
Company Secretary

Encls.

dlw 1/7

J:\J080-25\8\Iton.1st Qrt.Results.03.wpd

November 13, 2003

Mr. Wain Iton
General Manager
Jamaica Stock Exchange
40 Harbour Street
Kingston

Dear Mr. Iton:

Re: Jamaica Broilers Group Limited – 1st Quarter 2003/2004

With reference to Rule 407A (vii) of the Jamaica Stock Exchange Rules, we send you herewith the Company Secretary's report for the quarter ending on July 26, 2003 showing the stockholdings of the Company's Directors and senior management and their connected persons and the shareholdings of those persons holding the ten (10) largest blocks of shares.

I also enclose six (6) copies of the 2002-2003 Annual Report. Please let me know if you require additional Reports.

Yours truly,
Jamaica Broilers Group Limited

....
PETER A. DePASS
Company Secretary

Encls.

cc: Mr. Donald Patterson
Act. Vice President, Accounting

J:\J080-25\8\Iton.July.03.Sec.Report.wpd

JAMAICA BROILERS GROUP LIMITED ("the Company")

For purposes of compliance with Rule 407A(vii) of the Jamaica Stock Exchange Rules, details of stockholdings of Directors and Senior Management and their connected persons as at **26th July, 2003,** are set out hereunder:

DIRECTORS	S/HOLDING	CONNECTED PERSONS	S/HOLDING
R. Danvers Williams Chairman	5,973,332	Shirley Williams (Joint Holder) Ravers Limited	 1,400,000
Robert E. Levy President & Chief Executive Officer	10,894,810	Portland Corp. Ltd.	209,862,410
Philip E. Levy	5,748,128	Portland Corp. Ltd.	209,862.410
Christopher Levy Vice President, Aquaculture Operations	3,228,456	-	-
Malcolm D.L. McDonald	3,834,153	-	-
Major Neil Lewis Vice President, Poultry Operations	1,242,178	-	-
I. V. (Polly) Brown	NIL	-	-
Dr. Nigel A.L. Clarke	12,456		
Trevor Dewdney	NIL	-	-
Barrington A. Pryce	74,548	-	-
Douglas Senior	565,533	-	-
Hirlie Williams	89,041	-	-

N.B. The Senior Management of the Company includes Messrs. Robert E. Levy, Major Neil Lewis and Christopher Levy, as above, Mr. Ian Parsard, Vice President, Finance & Corporate Planning who, at the above date held 120,230 stock units, Mrs. Claudette Cooke, Vice President, Human [illegible]

Ja Broilers Group Ltd

DEC 2 3 2003

Report on Quarter ended July 26,2003

Commentary on unaudited 1st quarter results

The Directors of Jamaica Broilers Group Ltd are pleased to release the unaudited financial results for the quarter ended July 26,2003.

These statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS). The effect of adopting IFRS is explained in the notes to the accounts and in the Statement of Changes in Shareholders' Equity. The most significant changes to the balance sheet relate to the inclusion of deferred tax liabilities and a net surplus in the pension fund.

The Group's turnover increased by 20 % to $1.7 billion and gross profits increased by 14% to $412 million. Distribution costs decreased primarily as a result of the contracting out of trucking, whereas administrative costs increased due to inflation.

As a result of the above, net profits attributable to stockholders increased from $40.4 million to $ 56.6 million, an increase of 40%. This equates to earnings per stock unit of 4.72 cents (2002: 3.37 cents).

We are continuing with our efforts to address the challenges in the fish operations and are still optimistic that we will be able to secure an overseas market in the fast food industry.

The significant fluctuations in the foreign exchange rates during the first four weeks of the quarter was the major challenge for us and impacted our finance costs. The subsequent return to exchange rate stability is welcomed .This stability along with our liquid assets, which give us the ability to limit risks related to exchange rate fluctuations , augurs well for the future .

Against this background the staff, management and Board look forward under God's guidance , to improved results for the remainder of the year

Hon. R.Danvers Williams
Chairman

Robert E. Levy
President & Chief Executive Officer

Ja Broilers Group Ltd

Interim Consolidated Profit and Loss account as at July 26,2003

Unaudited	**Quarter ended July 26,2003 $000**	**Quarter ended July 20,2002 * $000**
Turnover	1,701,353	1,409,401
Cost of Sales	(1,289,588)	(1,049,361)
Gross Profit	411,765	360,040
Other operating income	7,756	2,953
Distribution Costs	(50,654)	(61,437)
Administrative and other expenses	(268,854)	(238,346)
Operating Profit	100,013	63,210
Finance costs (net)	(26,043)	(18,718)
Share of results of associated companies	-	12,265
Profit before taxation	73,970	56,757
Taxation	(17,371)	(16,635)
Net Profit after tax	56,599	40,122
Minority interest		325
Net Profit attributable to stockholders of Holding Company	56,599	40,447
Earnings per Stock Unit	4.72 cents	3.37 cents

***-Restated to comply with IFRS**

Segment Reporting Information
Consolidated
Quarter ended July 26, 2003

	Poultry Operations ($000's)	Feed & Farm Supplies ($000's)	Fish Operations ($000's)	Other ($000's)		Eliminations ($000's)	Group Total ($000's)
REVENUE							
External Sales	942,121	501,115	93,610	164,508			1,701,353
Inter-Segment Sales	1,381	36,119		145,766	-	(183,265)	-
Total revenue	**943,502**	**537,233**	**93,610**	**310,273**	-	**(183,265)**	**1,701,353**
RESULT							
Segment Result	138,996	48,172	(11,336)	13,004			188,835
Unallocated corporate expenses							(88,822)
Finance costs (net)							(26,043)
Profit Before Taxation							**73,970**
Taxation							(17,371)
Profit from ordinary activities After Taxation							**56,599**

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Group Total
Segment assets	1,688,138	591,936	316,753	1,070,516	3,220,502	(2,437,358)	4,450,486
Segment Liabilities	393,257	478,242	281,904	297,429	2,591,933	(2,205,736)	1,837,030

Segment Reporting Information
Consolidated
Quarter ended July 20, 2002

	Poultry Operations ($000's)	Feed & Farm Supplies ($000's)	Fish Operations ($000's)	Other ($000's)		Eliminations ($000's)	Group Total ($000's)
REVENUE							
External Sales	792,900	395,183	86,260	135,058			1,409,401
Inter-Segment Sales	4,016	10,352		117,734		(132,102)	-
Total revenue	**796,916**	**405,535**	**86,260**	**252,792**	**-**	**(132,102)**	**1,409,401**
RESULT							
Segment Result	109,967	40,133	(19,746)	18,623			148,976
Unallocated corporate expenses							(85,766)
Finance costs (net)							(18,718)
Share of results of associated companies							12,265
Profit Before Taxation after Exceptional Items							**56,757**
Taxation							(16,635)
Profit from ordinary activities After Taxation							**40,122**

Balance sheet	Poultry Operations	Feed & Farm Supplies	Fish Operations	Other	Unallocated	Eliminations	Total
Segment assets	1,668,966	637,880	454,295	1,011,762	2,750,553	(2,590,817)	3,932,639
Segment Liabilities	352,941	428,048	355,485	381,203	2,447,976	(2,476,346)	1,489,308

Consolidated Balance Sheet
(Condensed)
as at July 26,2003

Unaudited

	July 26 2003	May 03* 2003	July 20 * 2002
NET ASSETS EMPLOYED			
Fixed Assets	1,648,493	1,644,064	1,587,209
Goodwill	10,144	10,254	
Deferred Expenditure	16,750	17,609	17,500
Investment Property	42,016	44,188	52,591
Held to Maturity Investments	125,724	122,009	-
Investment in Associated Company	-	-	209,548
Available-for-sale investments	3,754	3,728	10,373
Pension Fund Surplus	148,400	148,400	147,800
Current Assets	2,455,205	2,390,489	1,907,618
Current Liabilities	(1,337,367)	(1,320,687)	(1,060,060)
	3,113,119	3,060,054	2,872,579
FINANCED BY			
Share Capital	599,639	513,976	428,313
Capital Reserve	851,161	839,915	787,639
Retained Earnings	879,602	908,666	738,426
Shareholder's equity	2,330,402	2,262,557	1,954,378
Minority Interest	5,145	5,145	
Long Term Liabilities	487,818	501,563	535,800
Deferred Tax Liabilities	283,054	284,089	376,001
Employee Benefit Obligations	6,700	6,700	6,400
	3,113,119	3,060,054	2,872,579

***-Restated to comply with IFRS**

Consolidated Statement of Changes in Shareholders' Equity
as at July 26,2003

Unaudited

	Number of Shares 000's	Share Capital $000	Capital Reserves * $000	Retained Earnings * $000	Total * $000
Balance at April 27,2002-as previously reported	856,626	428,313	910,166	770,677	2,109,156
Effect of adopting IFRS					
IAS 12-Income Taxes			(125,469)	(284,375)	(409,844)
IAS 19-Employee Benefits					-
Pension fund surplus				247,800	247,800
Post retirement benefits				(6,400)	(6,400)
Vacation leave payable				(12,335)	(12,335)
IAS 39 Financial instruments			3,088	(17,389)	(14,301)
Balance at April 27,2002 as restated	856,626	428,313	787,785	697,978	1,914,076
Net profit for period-as previously reported				130,142	130,142
Effect of adopting IFRS					-
IAS 12-Income Taxes				11,842	11,842
IAS 19-Employee Benefits					(100,000)
Refund from Pension Fund				(100,000)	
Vacation leave payable				(1,444)	(1,444)
IAS 39 Financial instruments				(93)	(93)
Restated net profit for period				40,447	40,447
Reserve on revaluation of available for sale investments			(146)		(146)
Balance at July 20,2002	856,626	428,313	787,639	738,426	1,954,378
Balance at May 03,2003-as previously reported	1,027,952	513,976	961,574	952,426	2,427,976
Effect of adopting IFRS					
IAS 12-Income Taxes			(125,469)	(158,620)	(284,089)
IAS 19-Employee Benefits					
Pension fund surplus				148,400	148,400
Post retirement benefits				(6,700)	(6,700)
Vacation leave payable				(13,682)	(13,682)
IAS 39 Financial instruments			3,810	(13,158)	(9,348)
Balance at May 03,2003 as restated	1,027,952	513,976	839,915	908,666	2,262,557
Bonus issue of shares	171,326	85,663		(85,663)	-
Translation Gain			11,857		11,857
Reserve on revaluation of available for sale investments			(611)		(611)
Net profit for period				56,599	56,599
Balance at July 26,2003	1,199,278	599,639	851,161	879,602	2,330,402

Consolidated Statement of Cash Flow
(Condensed)
Quarter ended July 26,2003
Unaudited

	July 26 2003 $000	July 20 * 2002 $000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net Profit	56,599	40,447
Items not affecting cash resources	39,920	91,114
	96,519	131,561
Changes in non-cash working capital components	563,003	69,575
Cash provided by/(used in) operations	659,522	201,136
Cash provided by/Used in) financing activities	(66,165)	(106,011)
Cash (used in) provided by investing activities	(44,531)	9,549
Increase /(decrease in net cash and cash equivalents	548,826	104,674
Net cash and cash equivalents at beginning of year	(40,912)	(71,869)
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	507,914	32,805

***-Restated to comply with IFRS**

Notes to the Interim Consolidated Financial Statements

Accounting Periods
The company's financial year consists of 13 four-week periods. The quarterly Profit & Loss account for each of the first three quarters consists of 3 four week periods, with the fourth quarter being 4 four week periods.
The accounting year ends on the Saturday closest to April 30.

Basis of presentation
These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and have been prepared under the historical cost convention as modified by the revaluation of certain available- for- sale investments

As at May 04,2003 , the Group adopted International Financial Reporting Standards (IFRS).
The financial effect of this adoption is reported in the consolidated Statement of Changes in Equity

As a result of the significant accounting policy changes detailed below, certain comparatives amounts have been restated to conform to current year's presentation based on these standards

Employee benefits
Pension asset-The group participates in a defined benefit pension plan . The pension costs are assessed using the projected unit credit method. Under this method , the cost of providing pensions is charged to the profit and loss account, and the net of the present value of the pension obligation and the fair value of the plan assets, is reflected as an asset on the balance sheet

Other post-retirement obligations- The group provides post retirement healthcare and life insurance benefits to certain groups of retirees who retired prior to April 2002. The method of accounting used to recognise the liability is similar to that for the defined benefit pension plan

Deferred taxation
Deferred income tax is provided in full , using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.
Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Property , plant and equipment
Property ,plant and equipment are stated at "deemed cost" less accumulated depreciation,

At adoption of IFRS the carrying values comprised a combination of cost and market values.
These values have been deemed to be cost as allowed under IFRS.

Investment Property
Investment property , comprising office and residential buildings no longer used in the operations, are now held for rental yield and capital appreciation
Investment property is carried at "deemed cost" less depreciation

Investments
Investments are classified as held-to-maturity or available -for-sale and are initially recorded at cost.
Management determines the classification at the time of purchase
Held- to- maturity investments are carried at amortised cost.
Available- for- sale investments , principally comprising marketable equity securities , are carried at fair value determined by reference to the Stock exchange quoted bid prices. Revaluation adjustments are effected against capital reserves

Provisions
A provision is made for the estimated liability for annual vacation leave as a result of services rendered by employees up to the balance sheet date

Receivables
Trade receivables are carried at original invoice amount less provision made for bad debts and impairment of these receivables. A provision for bad debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.
The amount of the provision is the difference between the carrying amount and the expected recoverable amount.
In instances where it is determined that there will be significant delays in settlement of the recoverable amounts and the effect is material an impairment general provision is also made , being the difference between the recoverable amounts and the present value of expected cash flows discounted at the Group's overdraft interest rate

Dividends
Dividends are recognised as a liability in the period that they are approved by the Board of Directors.

Segment reporting
The group is organised into three main business segments

Poultry Operations - Rearing of poultry for fertile egg production, broiler grow-out ; broiler processing and sales
Grow out and sale of started pullets
Feed and Farm Supplies- Manufacturing and sale of feeds and sale of farm supplies

Fish Operations - Grow out , processing and sale of fish

Agriculture
Current assets include biological assets with a carrying value of $342.8 million at July 26,2003, $ 309.9 million at May 03,2003
Biological assets include poultry breeder flocks, hatching eggs,baby chicks, chicken being grown out,grain fed cattle,. fish and started pullets(layers)
These assets are carried at cost as no reliable measure for determining fair value has been identified